

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

Dr. Ben J. Lipps
Chief Executive Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61346 Bad Homberg, Germany

> **Re:** **Fresenius Medical Care AG & Co. KGaA**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-32749**

Dear Dr. Lipps:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/Tia L. Jenkins

　　　　　　　　　　　　　　　　Tia L. Jenkins
　　　　　　　　　　　　　　　　Senior Assistant Chief Accountant
　　　　　　　　　　　　　　　　Office of Beverages, Apparel, and
　　　　　　　　　　　　　　　　Mining